Exhibit 99.1

TSX: POM, NYSE American: PLM	100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

NEWS RELEASE	2019-12

Department of Natural Resources declines environmental groups’ request to reconsider PolyMet Permit to Mine and dam safety permit

St. Paul, Minn. August 7, 2019 – Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, reports  the Minnesota Department of Natural Resources today denied a request made by environmental groups to reconsider the Permit to Mine and dam safety permit it issued for the PolyMet NorthMet Project late in 2018.

The state spelled out its justification for denying the request in memorandums dated today and posted on the state’s website at www.polymet.mn.gov.

“We appreciate the state’s thoughtful and conclusive decision formally denying environmental groups’ request for reconsideration of these permits,” said Jon Cherry, president and CEO. He said the permits were issued after a comprehensive and lengthy environmental review and permitting process that involved considerable public involvement and, in the case of the dam safety permit, independent review by outside experts.

“The tailings dam design is configured to achieve and exceed the project-specific factors of safety and stability required by the state. Our proposed tailings basin has undergone more scrutiny and independent expert review than any tailings basin in the state, and arguably, any tailings basin in the country,” he said.

The company will reuse an existing tailings basin formerly used in taconite mining, with some enhancement, which was found to be environmentally preferable over a greenfield site.

Separately, the Minnesota Court of Appeals Tuesday placed a temporary stay on the company’s water quality (NPDES) permit pending a lower court’s resolution of a procedural matter between the Minnesota Pollution Control Agency and the U.S. Environmental Protection Agency related to the permit.

A scheduling hearing was held today in Ramsey County District Court to begin the process for that court proceeding. Said Cherry, “we remain confident that the water quality permit will ultimately be upheld in the Court of Appeals, and we look forward to the District Court’s contribution to that process.”

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.